UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.

(Translation of registrant's name into English)

Building B23-A

Universal Business Park

No. 10 Jiuxianqiao Road

Chaoyang District, Beijing 100015, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders

On March 9, 2020, Borqs Technologies, Inc. (the “Company”) held its 2020 Annual General Meeting of Shareholders (the “Annual Meeting”) in Beijing, China. At the Annual Meeting, shareholders voted:

•	To elect two Class II directors to serve until the 2023 annual meeting of shareholders or until their respective successors are elected and qualified or until their earlier resignation or removal; and
•	To ratify the appointment of YU Certified Public Accountant PC, as the Company’s independent auditors for the fiscal year ended December 31, 2019.

Both nominees were elected as Class II directors with the following vote:

Nominee	For	Withheld	Broker Non-Votes
Heung Sang Addy (Dexter) Fong	24,521,688	1,520	0
Shizhu (Steve) Long	24,521,908	1,300	0

The appointment of YU Certified Public Accountant PC, as the Company’s independent auditors for the fiscal year ended December 31, 2019, was ratified with the following vote:

For	Against	Abstain	Broker Non-Votes
24,501,900	1,300	8	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 9, 2020	BORQS TECHNOLOGIES INC.

	By:	/s/ Anthony K. Chan
	Name:	Anthony K. Chan
	Title:	Chief Financial Officer